Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Case-in-Point: Joby Aviation

Theoretical principles provide nice talking points, but how do they actually work in practice?

Take one of our earliest portfolio companies, Joby Aviation. Their path has some idiosyncratic nuance, but it also shares key elements with other startups. Since Joby announced that it intends to go public later this year, I can speak a bit more candidly about the origin of our relationship, how we’ve worked together, and how we put our Toyota Ventures’ principles into practice.

[Embed Joby testimonial video]

On a misty morning in August of 2017, I had the opportunity to visit a rock quarry in the Santa Cruz mountains where a small startup was testing an all-electric vertical take-off and landing aircraft — an eVTOL. This full-scale prototype gently rose from its pad, did a halo maneuver around the quarry, and lit back down. It was quiet, solid, and elegant.

On digging in, what struck me was the teams’ attention to safety, silence, and service. The power paths from batteries to rotors are redundant to provide safety in the unlikely event of component failure. The noise was 100 times quieter than a helicopter but, more importantly, the noise “signature” was shaped to be more akin to wind rustling through trees than the jarring wap-wap of helicopter blades.

As an investor, what stood out most was their mission to use this vehicle to power an affordable air taxi service for trips up to 150 miles. Joby intends to, in the words of founder and CEO JoeBen Bevirt, “save a billion people an hour a day.” It was a journey of safety, efficiency, productivity, inclusion, and sustainability. We made our investment within a few weeks of that first site visit.

That initial Joby investment was made that summer for two reasons. First, we saw that urban mobility must move skyward. Dense, urban cities must move people through the skies since they neither have the room nor inclination to build more roads and can’t economically dig tunnels. Second, we were lucky enough to stumble across JoeBen and his amazing Joby team who are passionately committed to the air mobility mission, have the requisite deep technical expertise, and are tenaciously driven to win.

In January 2020, Toyota Motor Corporation led Joby’s $590M financing round and announced a strategic partnership to manufacture Joby’s eVTOL vehicle at automotive volumes. Most recently, Joby announced that it intended to list on the NYSE through a merger with Reinvent Technology Partners, raising $1.6B at a post-money valuation of $6.6B.

So, for Joby, did we live up to our principles? Did we do what we said? Let’s self-assess.

1.

First, Do No Harm — In the early days, we asked a bunch of questions to better understand how the Joby team thought about the vehicle they were designing and the service they were building. In the earliest strategic meetings with executives and board members, I tried to keep my mouth shut and listen (not that easy for those who know me). Only after we deeply understood the company’s priorities and challenges could we have any hope of helping efficiently and significantly.

2.

Financially Align — We made it clear to Joby that those on the Toyota Ventures’ team were aligned with Joby’s financial success. Once our alignment was clearly understood, our portfolio Platform team went to work to explore how Joby and Toyota might strategically work together. See Principle 4 below.

3.

Speed Matters — Our first investment was on a convertible note soon after the Series A closed. The note was oversubscribed and we had to move fast. Of course, the reasonable expectation by Joby executives and investors was that an automotive OEM, especially the largest, would never move fast enough to decide on the investment, get it approved, diligenced, and wired in time.

4.

Support the Customer — Soon after the investment, our portfolio Platform team worked closely with the Joby team to help calibrate them to the expectations of a world-class, Fortune 100 automaker. Two and a half years after that first investment, Toyota led Joby’s Series C financing round and announced a manufacturing partnership.

5.

Standard Terms — For that first 2017 investment and subsequent follow-ons, we levied no special terms that would encumber them — no special preferences, ROFRs, or business obligations. Anything we did ask for stemmed from protecting Toyota, like our freedom to operate, prior permission to use our brand, etc.

All that self-assessment aside, the best report card comes from the customer themself:

“Four years ago, Jim [Adler] came out and watched a flight test. He asked incredibly thoughtful questions and then acted decisively on investing in Joby Aviation. That was just the beginning of an incredible partnership with Toyota Ventures and with Toyota Motor Corporation. It led to further financing and a strategic manufacturing partnership.” — JoeBen Bevirt, Founder and CEO, Joby Aviation

Joby is certainly the most public example where a startup in our portfolio is (1) lighting a disruptive new path in their market and (2) demonstrating how corporate venture investments can result in both financial and strategic returns. I have a feeling it won’t be the last.

With nearly 40 investments made in the past four years, it’s truly been a privilege to join each startup journey. The past has certainly been confirming, and the future has never looked more promising.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (File No. 333-254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.